Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated February 5, 2014

PowerSharesETNs.com - Currency

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The PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes (UUPT)
and PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes
(UDNT) (collectively, the "PowerShares DB US Dollar Futures ETNs," or the
"ETNs") provide investors with leveraged exposure (a bullish or bearish position) to a U.S. dollar futures index.

The PowerShares DB US Dollar Futures ETNs are based on the Deutsche Bank Long
U.S. Dollar Index[R] (USDX) Futures Index -- Excess Return[] (the "USDX Futures
Index"), which is intended to measure the performance of a long investment in
US Dollar Index Futures, as described below.

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London
Branch that are linked to the month-over-month performance of an underlying index (the "Index") obtained by combining three times the returns for the 3x
Long US Dollar Index Futures ETNs, or three times the inverse returns for the
3x Short US Dollar Index Futures ETNs, whether positive or negative, on the
Deutsche Bank Long U.S. Dollar Index[R] (USDX) Futures Index -- Excess
Return[], with returns on the DB 3-Month T-Bill Index, less the investor fees.

The DB Long U.S. Dollar Index[R] (USDX) Futures Index seeks to measure the performance of a long position in the US Dollar Index Futures. The underlying assets of the US Dollar Index Futures are futures contracts traded on the ICE
Futures U.S., Inc. whose underlying asset is the USDX[R], which measures the performance of the U.S. dollar against a weighted basket of six major world currencies: the Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish
Krona and Swiss Franc (the "Index Currencies"). The price of US Dollar Index
Futures are set by the market and reflect the foreign exchange futures prices for the underlying Index Currencies which in turn depend on the current exchange rates for the Index Currencies and the interest rate differential between the U.S. dollar and the underlying Index Currencies. As such, increases in the USDX Futures Index generally reflect a strengthening of the U.S. dollar compared to the Index Currencies and declines generally reflect a weakening of the U.S. dollar compared to the Index Currencies.

Investors can buy and sell the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the Index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time. Investors may redeem the ETNs in blocks of no less than 200,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

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  Fact Sheet Prospectus
----------------------------------- ----------- ------------
Financial Details
                                    UUPT        UDNT
Last Update                         2/4/2014    2/4/2014
                                    2:34 PM EST 12:16 PM EST
Price                               19.99       16.82
Indicative Intra-day Value          19.99       16.74
Last End of Day Repurchase Value(1) 19.904      16.8116

Download Historical Repurchase Value
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Last Date for End of Day Value           2/3/2014 2/3/2014              -            -
                                        --------- ---------------- ------ --------- ------- -----------
PowerShares DB US Dollar Futures        ETN and Index History(%)
ETN and Index Data                                                                            ETN
                                        As of 12/31/2013    1 Year 3 Year 5 Year 10 Year Inception
Ticker Symbols                          ETN Repurchase Value(1)
3x Long US Dollar Index
                                  UUPT  3x Long US Dollar
Futures                                                      -3.51     -       -    -       -1.11
                                        Index Futures
3x Short US Dollar Index
                                  UDNT  3x Short US Dollar
Futures                                                      -1.19     -       -    -       -5.43
                                        Index Futures
Intraday Indicative Value Symbols
3x Long US Dollar Index         UUPTIV  ETN Market Price(2)
Futures
                                        3x Long US Dollar
3x Short US Dollar Index                                     -1.81     -       -    -       -0.23
                                UDNTIV  Index Futures
Futures
                                        3x Short US Dollar   0.17      -       -    -       -2.23
                                        Index Futures
CUSIP Symbols
3x Long US Dollar Index
Futures                      25154P873  Index History
3x Short US Dollar Index                USDX Futures Index   -0.56 -1.14   -2.15    -       0.43
                             25154P881
Futures
                                        Comparative Indexes(3)
Details
                                        SandP 500 Index       32.39 16.18 17.94       -       16.48
ETN price at inception           $20.00
                                        Barclays U.S.
Inception date               5/23/2011  Aggregate            -2.02 3.26     4.44    -       2.73
Maturity date                6/30/2031
                                        --------- --------- ------ ------ --------- ------- -----------
Yearly investor fee              0.95%  USDX Futures Index Weights
Leverage Reset                  Monthly As of 2/3/2014
Frequency
                                                               Contract Expiry
Listing exchange             NYSE Arca  Contract                                    Weight (%)
                                                                          Date
DB Long U.S. Dollar Index
                               USDUPX   USD                        3/17/2014                100.00
Futures Index
Issuer                                  Source: Invesco PowerShares, Bloomberg L.P.
Deutsche Bank AG, London Branch
                                        (1) ETN repurchase value performance figures reflect repurchase
Long-term Unsecured Obligations
                                        value, which would require investors to have a minimum
                                        number of shares (found in pricing supplement). Repurchase
Risks                                   value is the current principal amount x applicable index factor
   Non-principal protected              x fee factor. See the prospectus for more complete
                                        information. Investors holding less than the minimum number
   Leveraged losses
                                        of shares required to effect a repurchase would have to sell
   Subject to an investor fee           their shares at prevailing market prices, which may be at a
   Limitations on redemption            discount to the repurchase value. See "ETN Market Price" in
   Concentrated exposure                this table. ETN repurchase value is based on a combination of
   Credit risk of the issuer            three times the monthly returns for the 3x Long US Dollar
                                        Index Futures ETNs, or three times the inverse monthly
   Issuer call right
                                        returns for the 3x Short US Dollar Index Futures ETNs, from
   Potential lack of liquidity          the USDX Futures Index plus the monthly returns from the
                                        DB 3-Month T-Bill Index (the "TBill Index"), resetting monthly
Benefits                                as per the formula applied to the ETNs, less the investor fee.
                                        The TBill Index is intended to approximate the returns from
   Leveraged long and short notes       investing in 3-month United States Treasury bills on a rolling
   Relatively low cost                  basis.
   Intraday access
   Exchange traded                      Index history is for illustrative purposes only and does not represent actual PowerShares DB US Dollar Futures ETN
                                        performance. The inception date of the USDX Futures Index is
                                        Nov. 22, 2006.
                                        PAST PERFORMANCE DOES NOT GUARANTEE FUTURE
                                        RESULTS.
                                        (2) ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a
                                        percentage change from the beginning to the end of the
                                        specified time period.
                                        (3) The SandP 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on
                                        the performance of a specified group of common stocks. The
                                        Barclays U.S. Aggregate Index is an unmanaged index

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considered representative of the U.S. investment-grade,
fixed-rate bond market. Index history does not reflect any
transaction costs or expenses. The index is unmanaged, and
you cannot invest directly in the index.

Important Risk Considerations
Each security offers investors exposure to the month-
over-month performance of its respective Index
measured from the first calendar day to the last
calendar day of each month and the amount you
receive at maturity (or upon an earlier repurchase) will
be contingent upon each monthly performance of the
respective Index during the term of the ETNs. The
PowerShares DB US Dollar Futures ETNs may not be
suitable for investors seeking an investment with a
term greater than the time remaining to the next
monthly reset date and should be used only by
knowledgeable investors who understand the potential
adverse consequences of seeking longer-term
leveraged or inverse investment results by means of
securities that reset their exposure monthly. Investing
in the ETNs is not equivalent to a direct investment in
the Index or index components because the current
principal amount of the ETNs is reset each month,
resulting in the compounding of monthly returns. The
principal amount of the ETNs is also subject to the
monthly application of the investor fee, which
adversely affects returns. There is no guarantee that
you will receive at maturity, or upon an earlier
repurchase, your initial investment back or any return
on that investment. Significant adverse monthly
performances for your ETNs may not be offset by any
beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche
Bank AG, London Branch, and any payment to be made
on the ETNs is dependent on Deutsche Bank AG,
London Branch's ability to pay. The ETNs are riskier
than ordinary unsecured debt securities and have no
principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. The
investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the
relevant Index has increased. If at any time the repurchase
value of the ETNs is zero, your Investment will expire
worthless. As described in the pricing supplement, Deutsche
Bank may redeem the ETNs for an amount in cash equal to
the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca
through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with
Deutsche Bank AG, London Branch, as specified in the
applicable pricing supplement. Ordinary brokerage
commissions apply, and there are tax consequences in the
event of sale, redemption or maturity of the ETNs. Sales in
the secondary market may result in losses.

The ETNs provide concentrated exposure to notional positions in U.S. Dollar Index Futures contracts. The market value of
the ETNs may be influenced by many unpredictable factors,
including, among other things, changes in supply and demand
relationships, changes in interest rates, and monetary and
other governmental actions.

The ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a
leveraged investment than with an unleveraged investment.

An investment in the ETNs involves risks, including the
loss of some or all of the principal amount. For a

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description of the main risks, see "Risk Factors" in the
applicable pricing supplement and the accompanying
prospectus supplement and prospectus.

Not FDIC Insured -- No Bank Guarantee -- May Lose
Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you
may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may
request a copy from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses carefully before investing.

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